Golden Star Resource Corp.

Suite #300-500 North Rainbow Boulevard

Las Vegas, Nevada

89107

760-610-4104

goldenstarresourcecorp79@gmail.com

April 14, 2016

U. S. Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director
Office of Beverages Apparel and mining

Re:	Golden Star Resource Corporation
Form 10-K for Fiscal Year Ended June 30, 2015
Filed September 29, 2015
SEC File No. 000-52837

Dear Mr. Reynolds

In response to your comment letter of March 15, 2016, we propose to make the following modifications to our latest 10-K filing.

Item 2. DESCRIPTION OF PROPERTY

SUMMARY

The following is a description of the Company’s mineral properties. The Company holds a 100% interest on four contiguous Federal BLM unpatented lode mining claims in Nevada that were acquired for mineral exploration purposes, primarily in exploration for precious metals.

THE PROPERTY

The four GSR lode mining claims, named GSR 1, 2, 3 and 4, were staked on Federal BLM lands on July 9, 2012 by Kee Nez Resources, LLC, a Utah limited liability company. The BLM claim numbers for claims GSR 1, 2, 3 and 4 are 1076314, 1076315, 1076316 and 1076317 respectively. Each of the four claims are 20.66 acres in size for a total of 82.64 acres.

The Company acquired these unpatented claims on August 15, 2013, from Kee Nez Resources, LLC, who quitclaimed the four claims to the Company. This transfer was filed and recorded with the BLM on August 23, 2013. As a result, Golden Star Resource Corp. holds a 100% interest in the four claims. There are no underlying agreements or royalties.

A Maintenance Fee or a Maintenance Fee Waiver Certification must be filed annually on or before September 1st in order to keep the claims valid and is filed in advance for the upcoming assessment year. Since the Company holds less than 10 Federal unpatented lode mining claims it is entitled to file a Maintenance Fee Waiver Certification in lieu of paying the fee of $155 per claim. Payment of the Maintenance Fee or filing of the Fee Waiver Certification is the responsibility of Golden Star Resource Corp. Notice of Holding of these claims is also filed annually with Churchill County.

All requirements have been met until the next annual due date of September 1, 2016.

There are no buildings, equipment or other facilities on the claims. Sources of power and water have not been investigated to date.

The Company only has mineral rights by virtue of these claims. It does not hold any surface rights.

LOCATION

The GSR 1-4 unpatented lode mining claims are situated in Sections 9 and 16, T14N, R35E, MDM, in Churchill County, Nevada.

The property is located 98 air miles southeast of Reno, NV and 48 air miles southeast of Fallon, NV. The property can be accessed from Fallon by heading east on US Hwy 50 for 46 miles and then heading south on NV 361 for 15 miles. This paved highway cuts across the southeast corner of the claim group (see Fig 2).

Location Map

Claim Map

TO US 50
NEV. 361
9
BM 5324
T14N R35E
The NW Corner of GSR 1 bears S42°08'W and is 2,685' from BM 5324
GSR 1
GSR 3
GSR 2
GSR 4
16
The SW Corner of GSR 4 bears N44°06'W and is 1,166' from BM 5260
BM 5260
TO GABBS
= Paved Highway
= Unpaved Track
GSR 1-4 Claims
Churchill County, Nevada
N
0 500' 1000' 1500'
Scale 1:12,000 1in = 1000ft
GSR 1-4 Claims
Datum: 1927 Projection: UTM
Zone: 11 Units: Meters
Drawn By: GISLS
May 17, 2012

GEOLOGY

The GSR property lies in the Basin and Range Province near its western margin where it adjoins the northwest-southeast trending Walker Lane mineral belt. This boundary is about 20 miles west of the GSR property. The Basin and Range Province is a major physiographic region of the western US, centered on Nevada and western Utah, typified by north-northeast trending mountain ranges separated by broad flat alluvium filled valleys. Gold and silver mineralization is known to occur in many parts of this Province.

In the vicinity of the GSR property there are numerous historical small mine workings in the surrounding mountain ranges, an active exploration project at Bell Mt. 8 miles to the northwest and several past producing large gold mines, such as Paradise Peak 25 miles to the southeast and Rawhide 25 miles to the west.

The near-surface rocks in the area of the GSR property are a series of sub-outcropping Mesozoic Age metasedimentary rocks overlain by Tertiary Age rhyolitic lavas and volcanoclastics.

No exploration has been carried out on the property by GSR and it has not been examined by a GSR contracted professional geologist or by GSR’s officers or directors.

Due to current subdued market conditions in the junior natural resource markets the Company has no plans for an exploration program until it has the ability to raise sufficient funds to engage in an exploration program. Such a program would likely initially entail prospecting, geological mapping and rock-chip sampling. Quality Assurance and Quality Controls for sampling collection protocols will be developed with the exploration program as funding allows. There would be no permitting or bonding requirements for this preliminary phase of exploration. Permits and bonding would be required if and when exploration advanced to a drilling or trenching phase since those activities cause surface disturbance.

The property is currently without any known reserves and any program to be proposed in the future would be exploratory in nature.

We trust that these responses are to your satisfaction.

Golden Star Resource Corp. acknowledges that :

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GOLDEN STAR RESOURCE CORP.

By:	/s/ Marilyn Miller
Marilyn Miller
Director